Siemens AG, Wittelsbacherplatz 2, 80333 Muenchen

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 3030

Washington, D.C. 20549-5546, USA

United States of America	May 29, 2013

Re:	Siemens Aktiengesellschaft

Form 20-F for the Fiscal Year Ended September 30, 2012

Filed November 28, 2012

File No. 001-15174

Dear Mr. James,

We are writing in response to your email dated May 24, 2013 to Mr. Joe Kaeser setting out three comments on the above-mentioned filing. For ease of reference, we have repeated the Staff’s comments in italicized text prior to our responses.

Siemens AG	Wittelsbacherplatz 2 80333 Muenchen Germany	Tel.: +49 (89) 636 00 Fax: +49 (89) 636 34242

Siemens Aktiengesellschaft: Chairman of the Supervisory Board: Gerhard Cromme;

Managing Board: Peter Loescher, Chairman, President and Chief Executive Officer; Roland Busch, Brigitte Ederer, Klaus Helmrich,

Joe Kaeser, Barbara Kux, Hermann Requardt, Siegfried Russwurm, Peter Y. Solmssen, Michael Suess

Registered offices: Berlin and Munich, Germany; Commercial registries: Berlin Charlottenburg, HRB 12300, Munich, HRB 6684

WEEE-Reg.-No. DE 23691322

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

Comment

Form 20-F for the Fiscal Year Ended September 30, 2012

Item 5. Operating and Financial Review and Prospects

Fiscal 2012 – Financial Summary, page 57

1.	We note the many references to your credit risk reassessment for Iran throughout the filing and the significant impact on your results in fiscal 2012. For example, we note the €327 million (pre-tax) charge was one of the largest contributors to the decrease in Energy Sector profits in fiscal year 2012, while the total charge of €347 million (pre-tax) was approximately 5% of your fiscal year 2012 consolidated income from continuing operations before taxes. Given the significance of the impact of the credit reassessment, when discussing the item in your future filings, please revise your discussions to address the following:

•	Please provide a clear summary of the actions you undertook as part of that credit reassessment, similar to the summary provided in your response to comment 1 in your March 28, 2013 response letter.

•

Clearly describe the impact of the components of the charge and identify the income statement line items and segments impacted. We note the tabular information provided in your responses to bullet 2 of comment 1 in your March 28, 2013 response letter and comments 1 and 2 in your March 1, 2013 response letter.

•	In particular, clearly disclose that the majority of the charge related to the reversal of revenues of €389 million and summarize the reasons why you reversed revenues.

•

To enhance an investor’s understanding of the charges, remove references to the impact on “earnings”, “earnings impact”, “profit impact”, etc. and instead revise the discussions throughout the filing to disclose the impact on a particular line item or performance measure – e.g., Energy Sector Profit, segment revenues, consolidated revenues, consolidated income from continuing operations before taxes, and income from continuing operations.

•

Clarify what you mean by “project accounting” and “project accounting principles” as used throughout the filing, or revise the discussions to indicate that you are referring to your use of the percentage-of-completion method for construction contracts as well as rendering of services, consistent with paragraph 1 of your response to the comments in your March 1, 2013 response letter.

Response

We note the Staff’s comment and will revise the relevant discussions in our Form 20-F for the fiscal year ended September 30, 2013 accordingly.

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

Comment

Critical Accounting Estimates, Revenue Recognition on Construction Contracts, page 112

2.	Consistent with your response to prior comment 1 in your March 28, 2013 response letter, please revise your disclosure in future filings to discuss the accounting estimates related to your re-assessment of the Iran contracts, similar to the fourth and fifth paragraphs of your response wherein you described the categorization of these contracts into three groups and explain the accounting for each.

Response

We note the Staff’s comment and will revise our disclosure in the Form 20-F for the fiscal year ended September 30, 2013 accordingly.

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

Comment

Item 18. Financial Statements

Note 2. Summary of Significant Accounting Policies, Revenue Recognition, page F-12

3.	In future filings, please revise your revenue recognition policy for construction contracts - “Sales from construction contracts” - to include a more robust discussion of your accounting for contract terminations. Include the pertinent information provided in your response to bullet 1 of prior comment 1 in your letter dated May 17, 2013, including that contract terminations are accounted for similar to contract variations as an increase or decrease in contract revenue as both change the scope of a contract and the accounting literature on which you are relying.

Response

We note the Staff’s comment and will revise our disclosure on accounting policies in the footnotes to our financial statements in future filings accordingly.

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

* * *

We trust that our responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact us.

In accordance with your request, Siemens Aktiengesellschaft acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: May 29, 2013	Very truly yours,

SIEMENS AKTIENGESELLSCHAFT

/s/ DR. JOCHEN SCHMITZ
Name: Dr. Jochen Schmitz
Title: Corporate Vice President and Controller

/s/ DR. ANDREAS C. HOFFMANN
Name: Dr. Andreas C. Hoffmann
Title: General Counsel Corporate & Finance

cc:	Mr. Joe Kaeser

Executive Vice President and Chief Financial Officer

Siemens Aktiengesellschaft

Mr. Peter Y. Solmssen

Executive Vice President and General Counsel

Siemens Aktiengesellschaft

Mr. Krystian Czerniecki, Esq.

Sullivan & Cromwell LLP

Mr. Rudolf Kraemmer

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft